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                              October 27, 2022

       Caron A. Lawhorn
       Senior Vice President and Chief Financial Officer
       ONE Gas, Inc.
       15 East Fifth Street
       Tulsa, Oklahoma 74103

                                                        Re: ONE Gas, Inc.
                                                            Kansas Gas Service
Securitization I, L.L.C.
                                                            Amendment No. 3 to
Registration Statement on Form SF-1
                                                            Filed October 26,
2022
                                                            File Nos.
333-267322 and 333-267322-01

       Dear Caron A. Lawhorn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form SF-1

       Exhibits

   1. We note your response to prior comment 1 and the revisions made to the prospectus and
                                                        Form of Servicing
Agreement filed as Exhibit 5.1. Please revise your Form of Indenture filed as Exhibit 4.1,
and any other transaction documents as necessary, to reflect the prospectus revisions
indicating that the servicer compliance reports of the servicer will be filed no later than
March 31, 2023. As examples only, we note that Sections 3.06, 3.09, and 6.01 of the Form of
Indenture still state that such reports will be prepared and filed beginning in 2024.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Caron A. Lawhorn
ONE Gas, Inc.
October 27, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at 202-551-3490 or Arthur Sandel at 202-551-3262 with any questions.



FirstName LastNameCaron A. Lawhorn                         Sincerely,
Comapany NameONE Gas, Inc.
                                                           Division of
Corporation Finance
October 27, 2022 Page 2                                    Office of Structured
Finance
FirstName LastName